Exhibit 99.4

[***] indicates material has been omitted pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission. A complete copy of this agreement has been filed separately with the Securities and Exchange Commission.

Agreement

About the Settlement of Litigations

among

1.	Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen,
2.	Mr. Wilhelm K. T. Zours, business adress: Deutsche Balaton AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg
3.	Deutsche Balaton AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg
4.	Delphi Unternehmensberatung AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg
5.	VV Beteiligungen AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg
6.	ABC Beteiligungen AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg
7.	Deutsche Balaton Biotech AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg,
8.	SPARTA AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg,
9.	Strawtec Group AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg,
10.	Heidelberger Beteiligungsholding AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg,
11.	Altech Advanced Materials AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg,
12.	Ming Le Sports AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg,

- the Parties at 3. to 12. hereinafter together „Balaton-Companies“ -

and

13.	Maruho Deutschland GmbH, Hemmelrather Weg 201, 51377 Leverkusen

[***************************************************]

Enclosure – Agreed Language:

Leverkusen, November XX, 2021 -

Biofrontera AG has been in mediation proceedings with Mr Wilhelm K. T. Zours and Deutsche Balaton AG for a year in order to find a solution for the settlement of legal disputes and other differences (see ad hoc announcement of 11 September 2020). Mr. Zours is an indirect major shareholder of Biofrontera AG, holding the shares in Biofrontera AG through various companies (hereinafter "Deutsche Balaton Group"). Another major shareholder is Maruho Deutschland GmbH, a subsidiary of Maruho Co. Ltd, Japan. At the upcoming Annual General Meeting of Biofrontera AG on 14 December 2021, new elections to the Supervisory Board will be held as scheduled. In the course of the mediation process, agreement was reached between the Deutsche Balaton Group and the incumbent Supervisory Board of Biofrontera AG on the candidates for the Supervisory Board. The incumbent Supervisory Board therefore intends to propose the following candidates for election at the Annual General Meeting:

a.	Dr. Heikki Lanckriet
b.	Dr. Helge Lubenow
c.	Mrs. Prof. Franca Ruhwedel
d.	Mr Karlheinz Schmelig
e.	Dr. Jörgen Tielmann
f.	Mr Wilhelm K. T. Zours

Of the above candidates, Mr. Zours declared his willingness to stand for election as Chairman of the Supervisory Board.

Maruho Deutschland GmbH supports the proposal of the incumbent Supervisory Board. The companies of the Deutsche Balaton Group and Maruho Deutschland GmbH have made a one-time commitment to vote in favor of the election of the aforementioned candidates in the upcoming Annual General Meeting. Biofrontera AG, on the one hand, and Mr. Zours and companies of the Deutsche Balaton Group, on the other hand, have also mutually agreed in a settlement ("Settlement") to terminate all lawsuits pending between them by withdrawing their claims. The Settlement also provides that the Authorized Capital II resolved by the Annual General Meeting of Biofrontera AG on 24 May 2017 under agenda item 6, which is the subject of a pending action for rescission and which would in any case be limited until 23 May 2022, is not to be used even after the withdrawal of the action. In order to ensure that Biofrontera AG will be able to raise further capital in the future, Deutsche Balaton AG will apply for an amendment to the agenda of the next shareholders meeting and propose the adoption of a respective authorized capital. The settlement does not include a review regarding the background of the IPO of Biofrontera Inc. in the USA. The settlement is subject to the condition precedent that the aforementioned candidates are elected to the Supervisory Board of Biofrontera AG by 31 December 2021 at the latest.